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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Atreyu Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 Avenue of the Americas, 3rd Floor
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilken
(Name - if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Suite 214A	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, George Kledaras, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Atreyu Group LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

ANNA L. GERMON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6292749
Qualified In New York County
My Commission Expires 01-02-2022

2.27.19

Notary Public

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATREYU GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(PUBLIC PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2018

ATREYU GROUP, LLC

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Atreyu Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Atreyu Group LLC, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Atreyu Group LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has suffered significant losses from operations and that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

We have served as Atreyu Group LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 28, 2019

ATREYU GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	194,008
Accounts receivable		156,650
Receivable from broker dealer		250,000
Prepaid expenses		2,776
Property and equipment (net of acccumulated depreciation of $3,605)		2,054
Intangible assets (net of accumulated amortization of $13,610)		2,722
Security deposit		20,250
TOTAL ASSETS	$	628,460

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	182,270
Accrued expenses		5,952
Due to related party		98,276
TOTAL LIABILITIES		286,498
MEMBER'S EQUITY		341,962
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	628,460

The accompanying notes are an integral part of this financial statement.

ATREYU GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 - Organization

Atreyu Group LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December, 2014, under the laws of the State of Delaware, and was approved by FINRA on April 7, 2016. The Company is approved to retail corporate equity securities over-the-counter, and non-exchange member arranging for transactions in listed securities by exchange member. The Company is wholly owned by Atreyu Group Holdings Corporation (the "Parent"),

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. There was no impact to retained earnings as of January 1, 2018 as revenue recognition and timing of revenue did not change as a result of adopting ASC Topic 606.

The Company records commission fees as they are earned based on the services provided or the closing of certain securities transactions. See note 3 for additional information.

The Company considers all commission fees receivable at December 31, 2018 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2018. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - Summary of Significant Accounting Policies (continued)

Receivable from Broker Dealer

The company includes $100,000 as a clearing deposit with its clearing broker.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which is 5 years.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the lease. See Note 9 for additional disclosures.

Intangible Assets

Intangible assets consist of access to demand market data, and are stated at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the asset, which is 3 years. See Note 7 for additional disclosures.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a corporate return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided for, as they are the responsibility of the individual members.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2015. For the Parent, the years 2015 to 2017 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contact terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified when to recognize revenue based on the appropriate measure of the Company's progress under the contact; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission income. The Company is an Introducing Broker whose customers trade on their own volition, utilizing various executing brokers/venues, and clearing through its clearing correspondent COR Clearing (soon to be known as Axos Clearing). (COR also handles all of the customers' securities and cash). Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions are recorded on the last day of the month in which the trade date (the date that the customer fills the trade) occurs. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Services income. Each time a customer enters into a buy or sell transaction, the Company incurs certain costs that are passed on directly to the customer. These include per share fees for execution, for clearing, and fees from the Options Clearing Corporation and FINRA (the latter based on a more complex formula). These costs that are billed to the customers represent the services income; it's billed either separately, or included as part of the commissions charges. Services income is recorded on the last day of the month in which the trade occurred. The Company believes that the performance obligation is satisfied on the trade date because that is when the transaction occurs and the Company, and ultimately the customer, incurs the cost.

Rebate income. In certain instances, the customer may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the exchange on which the order is executed, and is itemized on a monthly invoice from the exchange, and subsequently remitted to the Company in the month after the execution is completed. In some of these instances, the Company may retain a percentage of this rebate as per contractual terms. In other cases, the Company may receive a direct rebate from an exchange on certain trades executed therein. Rebate income is recorded as of the last day of the month in which the trade generating the rebate occurred. The Company believes that the performance obligation Is satisfied on the trade date because that is the date that the transaction on which the rebates based occurs.

Note 3 - Revenue from Contracts with Customers (continued)

Disaggregated Revenue from Contacts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Commission income	$ 197,671
Services income	
Execution fees	837,356
Clearing fees	198,546
FINRA TAF fees	42,938
Total services income	1,078,840
Rebate income	196,358
Commission and service fees	$1,472,869

Note 4 - Clearing Agreement

The Company has an agreement with a broker/dealer (COR Clearing) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The initial term of this agreement is 60 months and it renews for one year, unless written notification is provided at least 60 calendar days prior to the renewal date. Should the Company elect to terminate the agreement before the appropriate time; the Company will be subject to 125% of the amounts owed according to the fee schedule and a termination fee.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $157,510, which exceeded its requirement by $138,410. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2018, this ratio was 1.82 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Note 6 - Property and Equipment, Net

Property and equipment, net at December 31, 2018 are summarized as follows:

Computer equipment	$	5,659
Less: Accumulated depreciation		(3,605)
Net property and equipment	$	2,054

Depreciation expense was $1,132 for year ended December 31, 2018.

Note 7 - Intangible Assets, Net

Intangible assets, net at December 31, 2018 are summarized as follows:

Demand market data	$	16,332
Less: Accumulated amortization		(13,610)
Net intangible assets	$	2,722

Amortization expense was $5,444 for the year ended December 31, 2018.

Future amortization expense is as follows:

Year Ending December 31:		
2019	$	2,722
Net intangible assets	$	2,722

Note 8 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

One customer accounted for 90% of the Company's total commission revenues for the year ended December 31, 2018.

Note 9 - Commitments

Beginning May 1, 2017, the Company entered into a lease agreement for office space expiring April 30, 2018. In April of 2018, the lease was renewed for an additional year at $7,524 per month. The future rent commitment under this arrangement is as follows:

Years Ending December 31:	
2019	$ 30,096
	$ 30,096

Total rent expense for the year ended December 31, 2018 was $84,079.

Note 10 -Related Party

Expenses of the company are paid by the Parent and allocated based upon a management services agreement. These expenses consist of payroll and payroll related, compliance, legal and other miscellaneous expenses. Allocated expenses of the Company are included in the statement of operations. During 2018, $845,372 of expenses were allocated from the Parent to the Company. At December 31, 2018, the Company owed $98,276 to the Parent as a result of the expense allocations.

Note 11 –Retirement Plan

The Company offers a 401k plan to which all qualifying employees (at least 20 hours per week) may make pre-tax contributions up to the current maximum set by federal law. There is no employer matching program at this time.

Note 12 – Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $952,000, on revenue of approximately $1,474,000, during the year ended December 31, 2018. During 2018, revenue steadily increased each quarter and losses have been steadily decreasing. The Company expects this trend to continue in 2019. Until the time the Company becomes profitable, the Parent will continue to contribute capital as necessary to fund future losses of the Company.